EXHIBIT 99.1

Titan Mining Delivers 22% Revenue Growth and Expands U.S. Critical Minerals Platform with Graphite Production

GOUVERNEUR, N.Y., May 12, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (NYSE-A:TII, TSX:TI), (“Titan” or the “Company”) an established zinc concentrate producer in upstate New York and the only end-to-end producer of natural flake graphite in the U.S., today reported strong financial and operating performance for the first quarter ended March 31, 2026.

During the quarter, Titan delivered revenue growth, generated positive operating cash flow, commenced end-to-end domestic graphite shipments and advanced evaluation work related to potential germanium recovery from existing process streams. Natural flake graphite and germanium are critical minerals of significant priority to the U.S. Government, and Titan looks to become a key component of the U.S. minerals security supply chain.

Q1 2026 HIGHLIGHTS(1)(2)

Operating and Financial Performance:

  Zinc production: 14.2 million payable pounds, in line with the mine plan
  Revenues: $19.6 million, up 22% from Q1 2025
  Cash costs: C1 cash costs of $0.98/lb, within guidance
  AISC: $1.01/lb, below guidance
  Adjusted EBITDA: $3.9 million in the quarter and forecast Adjusted EBITDA of $20 - $28 million for the year(3)
  Cash Balance: $13.8 million cash balance at quarter-end, up 13% from Q1 2025, reflecting continued balance sheet strength

Strategic and Corporate Developments:

  Kilbourne Graphite Project: Advancing toward commercial scale — Production and initial shipments of graphite concentrate commenced in Q1 2026, supporting ongoing customer qualification and advancing Titan’s vertically integrated U.S. graphite strategy, with a fully funded 40,000 tpa Feasibility Study underway
  Exploration: Drilling supports resource expansion — Graphite mineralization extended up to 2,500 feet beyond the current resource boundary, with grades consistent with the main deposit, highlighting meaningful expansion potential
  Germanium: Near-term recovery potential from existing streams — Germanium identified within existing process streams at Empire State Mines (“ESM”) appears to be predominantly associated with mica and other gangue materials rather than sulphides. This finding helps define the potential recovery approach and highlights a potential incremental cash flow opportunity alongside the existing zinc operation.

1.  Unless noted otherwise, all monetary figures are expressed in U.S. dollars.
2.  C1 Cash Cost, All-In Sustaining Cost (“AISC”), Adjusted EBITDA and Net Debt are non-GAAP measures. Accordingly, these financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. These financial measures have been calculated on a basis consistent with historical periods. Information explaining these non-GAAP measures is provided below under “Non-GAAP Performance Measures”.
3.  Estimated based on approximate current spot zinc pricing, assuming production and costs remain in line with guidance. Actual realized pricing and Adjusted EBITDA may vary based on operational and market conditions.

Rita Adiani, President and Chief Executive Officer, commented: "Titan is executing on a clear strategy, generating cash flow today while building the next generation of U.S. critical minerals supply. In the first quarter, we delivered consistent zinc production, commenced graphite shipments from an end-to-end domestic source, and advanced evaluation work related to the potential recovery of germanium from existing operations.

With a strengthened balance sheet and multiple near-term growth catalysts, we are positioning Titan to become a leading domestic supplier of materials essential to defense and industrial supply chains”.

TABLE 1 Financial and Operating Highlights(1)(2)

		2026	2025
		Q1	FY	Q4	Q3	Q2	Q1
Operating
Payable zinc produced	mlbs	14.17	64.26	18.74	14.64	15.51	15.37
Payable zinc sold	mlbs	13.96	64.16	18.74	13.81	16.04	15.57
Average Realized Zinc Price	$/lb	1.47	1.31	1.43	1.29	1.20	1.29
C1 Cost	$/lb	0.98	0.92	0.88	1.01	0.90	0.91
AISC	$/lb	1.01	0.98	0.96	1.13	0.90	0.96
Financial
Revenue	$m	19.59	74.33	25.10	16.78	16.34	16.02
Net Income (loss) before tax	$m	(13.34)	(0.03)	(1.00)	0.08	0.54	0.35
Earnings (loss) per share- basic	$/sh	(0.14)	0.00	0.00	0.00	0.00	0.00
Cash Flow from Operating Activities before changes in non-cash working capital	$m	1.90	13.86	6.66	2.15	2.36	2.69
Cash Flow from Operating Activities after changes in non-cash working capital	$m	(2.05)	12.58	5.53	5.02	1.82	0.20
Financial Position
Cash & Cash Equivalents	$m	13.8	17.5	17.5	4.3	8.1	12.2
Net Debt	$m	12.9	8.7	8.7	25.1	24.2	23.1

1.  Unless noted otherwise, all monetary figures are expressed in U.S. dollars.
2.  C1 Cash Cost, All-In Sustaining Cost (“AISC”), Adjusted EBITDA and Net Debt are non-GAAP measures. Accordingly, these financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. These financial measures have been calculated on a basis consistent with historical periods. Information explaining these non-GAAP measures is provided below under “Non-GAAP Performance Measures”.

Net loss before tax for Q1-2026 was $13.34 million, primarily attributable to a non-cash fair value loss of $13.19 million on derivative financial instruments as required under IFRS. These instruments are classified as financial liabilities measured at fair value through profit or loss and have no bearing on the Company’s operating performance. This is a non-cash item.

Cash used in operating activities after changes in non-cash working capital was $2.05 million, driven by the Company's $2.83 million investment in growth activities, including exploration, the graphite demonstration facility and the graphite feasibility study. The growth activities were fully funded from equity and debt proceeds and are expensed as per the company’s accounting policies.

ZINC OPERATIONS REVIEW

Mining in Q1 2026 was focused on the Mahler, New Fold, and Mud Pond Apron zones, with longhole stoping delivering above-target grades and tonnes. The Company optimized operations to prioritize higher-grade areas. Following a temporary hoisting disruption in January, the team successfully recovered the majority of deferred production through increased milling and extended shifts. Capital development advanced key infrastructure milestones, including the New Fold–Mahler ventilation connection and ramp development, alongside the commissioning of new underground equipment to support continued productivity.

GRAPHITE UPDATE

In Q1 2026, the Kilbourne Graphite Project advanced across key milestones. The demonstration facility delivered initial graphite concentrate shipments for customer qualification, marking an important step toward commercial development. The fully funded Feasibility Study for the proposed 40,000 tonne-per-year facility is progressing on schedule with support from EXIM’s Make More in America initiative.

EXPLORATION UPDATE

Zinc: Underground drilling in Q1 2026 focused on the Mahler and Mud Pond zones, with 4,726 ft completed to support near-mine resource expansion and mine planning. This included exploration drilling at the Little York target, where hole LY25-004 intersected 3.3 feet of 31% Zn, confirming high-grade upside potential. Drilling in Q2 will continue to target Mahler, Mud Pond, and New Fold.

Kilbourne Graphite Project: Drilling at Kilbourne totalled 13,384 ft across 37 holes in Q1 2026, focused on resource delineation, geotechnical work, and testing eastern extensions. Results confirmed graphite mineralization extending beyond the current conceptual pit, with grades consistent with the main deposit, including 255.1 ft at 3.0% Cg (KX26-077) and 92.2 ft at 3.1% Cg (KX26-079), highlighting strong potential for resource expansion and supporting future development planning. Drilling will continue in Q2 with a focus on delineating eastern mineralization and advancing geotechnical work.

Scientific and Technical Information

The scientific and technical information contained in this news release related to the Company’s exploration activities and zinc operations has been reviewed and approved by Matthew Melnyk, CPG #11540, Vice President Exploration and Geology of Titan Mining Corp., a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101").

The scientific and technical information contained in this news release related to the Company’s germanium and graphite development has been reviewed and approved by Oliver Peters, MSc., P.Eng., who is a Qualified Person as defined by NI 43-101. Mr. Peters is independent of the Company.

Refer to the Company’s technical report titled “Empire State Mines 2025 NI 43-101 Technical Report, Gouverneur, New York, USA” for additional information.

Non-GAAP Performance Measures

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well ESM is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 Cash Cost Per Payable Pound Sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

All-in Sustaining Costs

AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include depreciation, depletion, amortization, reclamation and exploration expenses.

	Three months ended March 31,
		2026		2025
C1 cash cost per payable pound	Total	Per pound	Total	Per pound
Pounds of payable zinc sold (millions)		14.0		15.6
Operating expenses and selling costs	$12,157	$0.87	$12,121	$0.78
Concentrate smelting and refining costs	1,642	0.12	1,964	0.13
Total C1 cash cost	$13,799	$0.98	$14,085	$0.91
Sustaining Capital Expenditures	$352	$0.03	$720	$0.05
AISC	$14,151	$1.01	$14,805	$0.96

Sustaining capital expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase payable mineral production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Expansionary capital expenditures are expenditures that are deemed expansionary in nature. The following table reconciles sustaining capital expenditures and expansionary capital expenditures to the Company’s additions to mineral, properties, plant and equipment (or total capital expenditures):

Three months ended March 31,
	2026	2025
Sustaining capital expenditures	$352	$720
Expansionary capital expenditures	1,454	-
Additions to mineral, properties, plant and equipment	$1,806	$720

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	As at March 31,	As at December 31,
	2026	2025
Current portion of debt	$9,955	$23,387
Non-current portion of debt	16,716	2,777
Total debt	$26,671	$26,164
Less: Cash and cash equivalents	(13,816)	(17,484)
Net debt	$12,855	$8,680

Free Cash Flow

Free cash flow is calculated as net cash generated from (used in) operating activities less capital expenditures. The Company believes this measure assists investors in evaluating the cash generation of its operations after capital investments. A reconciliation of free cash flow is provided below.

Three months ended March 31,
	2026	2025
Net cash generated (used) by operating activities	$(2,045)	$203
Less: Capital expenditures	(1,806)	(720)
Free cash flow	$(3,851)	$(517)

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures that do not have a standardised meaning prescribed by IFRS and may not be comparable to similarly titled measures used by other issuers. These measures should not be considered in isolation or as a substitute for financial information prepared in accordance with IFRS. The Company presents EBITDA and Adjusted EBITDA because management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use these measures to evaluate the Company's operating performance and its ability to generate cash flows and service its debt obligations.
EBITDA is defined as net income (loss) before interest expense (net of interest income), income tax expense, depreciation, depletion, and amortization.
Adjusted EBITDA is defined as EBITDA further adjusted to exclude items that are significant in amount but not reflective of the underlying operating performance of the Company, including: (i) graphite project expenses; (ii) graphite feasibility study expenses; (ii) fair value changes on derivative-classified warrants (being the Special Warrants issued in December 2025 and the resulting Class A and Class B Warrants); (iv) unrealized foreign exchange gains and losses; (v) Special Warrant issuance costs; (vi) non-cash stock-based compensation expense; (vii) impairments; and (viii) gains and losses on disposals of assets and non-cash gains and losses on loan modifications.
In particular, the Company excludes graphite project expenses related to the graphite demonstration facility and the graphite feasibility expenses because both adjustments are growth projects and not indicative of the underlying operating performance. Additionally, fair value changes on derivative-classified warrants from Adjusted EBITDA are excluded because such adjustments are: (i) entirely non-cash; (ii) a mandatory consequence of IFRS accounting requirements applicable to equity instruments denominated in a currency other than the Company's Canadian dollar functional currency, rather than a reflection of any change in the Company's operating performance or financial condition; and (iii) not expected to affect the Company's future cash flows, as the amount of cash received or receivable by the Company in connection with these instruments is fixed at the original subscription price (USD $15 million) and, in the case of warrant exercises, at the fixed exercise prices of $3.04 per share (Class A) and $3.71 per share (Class B).

Three months ended March 31,
	2026	2025
Net income (loss) before tax	$(13,342)	$354
Depreciation and depletion of mineral property, plant and equipment	1,043	1,506
Interest and accretion on debt	516	693
Interest income	(99)	(89)
Amortization and accretion expenses	81	87
EBITDA (non GAAP)	(11,801)	2,551
Graphite project expenses	905	-
Graphite feasibility study	1,365	-
Stock-based compensation	221	127
Loss on fair value of derivative financial instruments(1)	13,192	-
Adjusted EBITDA (Non GAAP)	$3,882	$2,678

1.  The loss on fair value of derivative financial instruments arises from the issue, in December 2025, of 6,666,666 Special Warrants for proceeds of $15,000. Under IFRS (IAS 32) warrants are classified as equity if they meet the "fixed-for-fixed" condition (fixed number of shares for a fixed amount of cash). If warrants do not meet this condition, they are required to be classified as derivative liabilities measured at fair value with gains and losses during each period end recorded in profit and loss until the warrants are settled through exercise or other means or they expire. The Special Warrants and the Class A and Class B Warrants are exercisable in US Dollars while the functional currency of Titan Mining’s parent is the Canadian Dollar. Since the exercise price determined in Canadian Dollars is subject to change due to the change in the Canadian to US dollar exchange rate the warrants do not meet the conditions to be classified as equity. As a consequence, the Special Warrants and the Class A and Class B Warrants are classified as derivative financial liabilities at fair value through profit or loss (FVTPL). Gains or losses recorded in respect of the warrants prior to exercise or expiry are a non-cash item and do not impact cash flow from operations.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also a natural flake graphite producer and the USA’s first end-to-end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this news release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including statements regarding: Titan looks to become a key component of the U.S minerals security supply chain; forecast Adjusted EBITDA of $20 - $28 million for the year; that germanium represents a potential incremental cash flow opportunity alongside the existing zinc operation; that Titan is building the next generation of U.S. critical minerals supply; we are positioning Titan to become a leading domestic supplier of materials essential to defense and industrial supply chains; strong potential for resource expansion and supporting future development planning; and drilling will continue in Q2 with a focus on delineating eastern mineralization and advancing geotechnical work. When used in this news release words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally; risks that the new antidumping and countervailing duties do not receive final affirmative determination by the ITC; and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.